Exhibit 2

For Immediate Release	16 June 2015

WPP PLC (“WPP”)

J. Walter Thompson Company partners with Hirschen Group, one of Germany’s leading independent agency groups

WPP announces that it has agreed, subject to regulatory approval, to acquire a significant minority stake in Hirschen Group, one of Germany’s leading independent agency groups. Following the investment, Hirschen Group will partner with WPP’s wholly owned agency, J. Walter Thompson Company.

Hirschen Group employs over 500 people in nine offices and provides integrated campaign services including advertising, public relations, public affairs, consulting and strategy. The company was founded in 1995 by Bernd Heusinger and Marcel Loko. Martin Blach joined as CEO in 2005.

The existing team will continue to manage Hirschen Group, which will maintain its independent positioning, whilst being able to enjoy the benefits of being part of the J. Walter Thompson and WPP networks.

Hirschen Group’s revenues for the year ended 31 December 2014 were approximately EUR 37.3 million, with gross assets at the same date of approximately EUR 17.0 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets. Germany is WPP’s fourth largest market after the US, UK and Greater China. Collectively, WPP companies (including associates) in Germany generate revenues of US$1.4 billion and employ around 7,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 20 7408 2204

Chris Wade, WPP